Exhibit 99.8

HAND-DELIVERED

July 26, 2007

The Board of Directors

FNB Corporation

c/o Jon T. Wyatt, Chairman of Board

William P. Heath, Jr., President and CEO

Dear Directors:

The undersigned shareholders of FNB Corporation (the “Corporation”) make this demand pursuant to Va. Code Ann. §13.1-672.1. As shareholders of the Corporation, we demand that the Board of Directors evaluate all alternatives to the proposed affiliation with Virginia Financial currently being considered by the Board. In order for the alternatives to be objectively considered as to what may be in the best interest of the shareholders, we demand that the Board employ an independent investment banking firm (which is not compensated based on whether an affiliation transaction is consummated) to assist the Board in considering alternatives to the affiliation with Virginia Financial under consideration.

Furthermore, we demand that the Board of Directors engage legal counsel not currently involved in the affiliation transaction under consideration to advise the Board of its fiduciary responsibilities to the shareholders.

Unless the Board of Directors undertakes these actions, we believe irreparable injury to the Corporation and its shareholders will result.

Sincerely,

/s/ Kendall O. Clay

/s/ Daniel D. Hamrick

At the July 26, 2007 FNB board meeting, two of the FNB directors voting in opposition to the merger, Mr. Clay and Mr. Hamrick, presented written statements to the board and requested that such statements be placed in the minutes of the FNB board with respect to the meeting. Those statements are reproduced in their entirety as follows:

Statement by Mr. Clay

“1. The Board employed Bob Mizelle as an independent evaluator with the instructions that there be no disclosure to him that there was any affiliation being considered. Purportedly, without the knowledge that there was this affiliation being considered, he listed a number of alternatives available to FNB Corporation going forward, The Board of Directors and management have been unwilling to evaluate any of the alternatives except this affiliation. The Board has been unwilling to look at other alternative partners but has only assumed that there is not a better transaction available. The Board has refused to look at the alternative of an outright sale at a market price estimated by Mr. Mizelle to be in the range of $53 per share or to consider the time it would take for shareholders, after affiliation, to be in a position equivalent to the position that would result from an outright sale. Other alternatives which the Board has declined to consider is the impact on earnings per share by a stock repurchase and to evaluate effectively that alternative. The Board has declined to consider branching alternatives and their financial impact. The Board has been unwilling to look at the impact of improved performance through a variety of management strategies and alternatives that will enhance profitability. In the absence of evaluating these alternatives and considering all possibilities it remains my opinion that we cannot represent to the shareholders that we have performed an adequate analysis and cannot make an informed determination that the alternative of this affiliation is in the best interest of shareholders. At best, given the stonewalling by the Board and management, the Board simply has not determined that this affiliation is in the best interest of shareholders. The Board is presenting this proposal to the shareholders with the recommendation of a majority of the Board for approval without the benefit of any evaluation of the potential alternatives, including affiliation alternatives or an outright sale.

2. The proposal submitted to the shareholders benefits a number of top management people who have been with the organization for a short period of time and benefits directors who have been promised a position in the resulting organization at the expense of shareholders. This is evidenced by the fact that if there is a decision to affiliate or sell the company, the first responsibility is to the shareholders and not to developing a golden parachute for any management or board members. Secondly, there has been no effort to find an affiliation or sale that would net greater benefit to the shareholders. In fact, this alternative has never been explored. Finally, the definitive agreement contains a breakup fee to prevent any other organization from making a better offer to shareholders or to allow any shareholder to pursue other alternatives that are more favorable to shareholders. This provision in the agreement is calculated to protect the golden parachutes contained in the agreement to the detriment of the shareholders. Consequently, the Board has not only failed to look at other alternatives, but is now including a penalty for shareholders or directors who disagree with the majority from finding and providing alternatives that are more likely beneficial to the shareholders. If the bank is going to be sold, which I oppose, the sale should be calculated to be the most beneficial the shareholders and not structured to benefit management or members of the Board of Directors.

3. The proponents who negotiated a deal without first disclosing their activities to the entire Board and obtaining the Board’s approval, or even discussing any affiliation alternatives as a possible strategic plan for FNB Corporation, have offered a number of purported benefits to justify the approval of the proposal: a) It is represented that there will be economies of scale. Past experience indicates that management has not been successful in realizing any potential economies of scale. Economies of scale are frequently discussed as justifying an affiliation but, in our experience, are rarely recognized. If economies of scale, in fact, occur it would be the result of sacrificing long- term faithful employees who have brought the organization to where it now stands. A better reasoned alternative to sacrificing employees to achieve cost reduction would be to make the organization more profitable through improved management. This is not as flashy as an affiliation and will require more management skill. Alternatives have been presented to the Board and ignored by the majority, which demonstrates that shareholders can be better off by improved management of the current franchise than any potential benefit that could result from an affiliation. b) Proponents have contended that the merger partner is in better markets. An evaluation of their locations and their market share in the locations where branches now exist demonstrates that they are not in the high growth markets. Even in the markets that may have great potential, the affiliation partner has not achieved a market share that would support any contention that FNB shareholders would benefit from entry into these markets.

4. A performance analysis indicates that the FNB franchise has grown more rapidly than the Virginia Financial franchise until the past two years. The resulting exchange rate based upon current performance is adversely impacted by the weaker performance resulting from FNB’s management decisions that have not been effective and from the acceptance of substandard performance by the Board. The Board has been unwilling to address the performance issue or even acknowledge the existence of performance issue.

5. Shareholder value would be enhanced by improved performance without any affiliation. Although the Board has never met their management team and has never met their directors and are only assuming compatibility and capability the assumption is that there will be superior management resulting from the affiliation. If this is true, this is an indictment of both the FNB Corporation management and the Board and its unwillingness to address the tough issues, including Board selection and the employment and supervision of top management. The proposal for affiliation may result from failure to perform by the Board and management but does not result from the lack of opportunity which the customers and communities in which we are located provide.

6. The Financial Advisor has said of the outset that there is no need for affiliation, that it is time to benefit from development of the current franchise and that there is no compulsion to affiliate with any one. The consultant has said that he keeps getting the feeling that the Board or management wants him to recommend that this is the only course but that proposition is not consistent with the facts. Even after being offered a contract which pays only if there is an affiliation, the consultant admits that there is no compelling reason for this transaction.

For these reasons I oppose the affiliation. If performance is an issue that issue could be resolved by addressing Board performance and management performance without sacrificing the institution.”

Statement by Mr. Hamrick

“Alternatives have not been considered by management or the Board—branching, repurchasing of stock, other merger candidates, sale. No audit or evaluation of VF existing infrastructure for delivering of services and assignment and cost of upgrading VF technology. Key to success is in the execution after the sale/affiliation and the CEO is the key person and there has never been an evaluation of him by the board. Compatibility of the Boards are presumed, but there has never been a meeting of boards to determine compatibility. Increase risk to shareholders because both entities have a poor record historically of executing after an affiliation. Ex. VF still has multiple subsidiaries and FNB has failed to impact the Roanoke market significantly. No compelling evidence presented that this affiliation is necessary or in the best interest of the shareholder — however to minimize risk to shareholder and increase their value FNB should be sold to a larger holding company that would have experience in handling an additional $1.5 billion asset. VF has had recent regulatory problems that has not been fully disclosed. To include break up fee (stock option) and a no shop provision has a very negative impact on shareholders. To include the provisions malfeasance. No independent financial advisor expressing the fairness opinion, can’t be independent if you have a stake in the outcome. Troutman Sanders either represents the corporation or the Board of Directors but not both. If going to sell need to be at the top of your game, and the Exchange Ratio has been adversely affected by slide of FNB stock and lackluster performance the last 2 years.”